Exhibit 99.5

Exciting day for all of us at TSR!

TSR has entered into an agreement to be acquired by a newly-formed entity owned by Justin Christian, founder and CEO of BCforward. The acquired companies include TSR and its subsidiaries, Geneva Consulting Group and LOGIXtech Solutions. Here’s the press release that went out announcing the transaction.

https://lnkd.in/eAdwtCkp